Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

On May 19, 2023, Prime Number Acquisition I Corp. disclosed in a Current Report on Form 8-K of a copy of an investor presentation (the “Investor Presentation”) which contains certain information about PNAC and Noco-Noco, which will be used beginning May 19, 2023, in whole or in part, from time to time by executives of PNAC and/or Noco-Noco, in one or more potential meetings with investors and analysts. On July 6, 2023, the Company and Noco-Noco have revised the Investor Presentation, which will be used in future meetings with investors and analysts. A copy of the revised Investor Presentation is furnished hereto.

Copyright © noconoco Pte. Ltd. All Rights Reserved. 06 July 2023 Sustainability Simplified

2 Copyright © noconoco Pte. Ltd. All Rights Reserved. We are dedicated to simplifying the complexities of transitioning to a sustainable future . Through our innovative technologies, we offer cutting - edge solutions that address real challenges in decarbonization .

Disclaimer

1. **Confidentiality and Basis of Presentation**
   This Presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to an investment in connection with a potential business combination between NOCO-NOCO PTE. LTD., a Singapore private company limited by shares ("noco-noco") and Prime Number Acquisition I Corp. ("PNAC") via PNAC's acquisition entities that include Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands ("PubCo"), and related transactions (the "Potential Business Combination") and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of PNAC and noco-noco, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of an investment in connection with the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know and who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications by noco-noco, PNAC, or any of their advisors with other interested parties relating to the subject matter hereof.

   The information in this Presentation is highly confidential. The distribution of this Presentation by an authorized recipient to any other person is unauthorized. Any photocopying, disclosure, reproduction or alteration of the contents of this Presentation and any forwarding of a copy of this Presentation or any portion of this Presentation to any person is prohibited. The recipient of this Presentation shall keep this Presentation and its contents confidential and shall be required to return or destroy all copies of this Presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this Presentation, the recipient is deemed to agree to the foregoing confidentiality requirements.

   This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination, an investment in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. PubCo, PNAC and noco-noco reserve the right to withdraw or amend for any reason any offering and to reject any Subscription Agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

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4 Copyright © noconoco Pte. Ltd. All Rights Reserved. 2. Use of Data; Description of Key Partnerships No representations or warranties, express or implied are given in, or in respect of, this Presentation, and no person may rel y o n the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will noco - noco or PNAC or any of their respective subsidiaries, stockho lders, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequenti al loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in rel ati on thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third - party industry publications and sour ces as well as from research reports prepared for other purposes. Neither PNAC nor noco - noco has independently verified the data obtained from these sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data’s accuracy or completeness. Any data on past performance or modeling contained her ein is not an indication as to future performance. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with PNAC, noco - noco or their respective representatives as investment, legal or tax advice. The Recipient should seek independent third pa rty legal, regulatory, accounting and/or tax advice regarding this Presentation. In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of noco - noco, PubCo or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of noco - noco, PubCo and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. PubCo , PNAC and noco - noco assume no obligation to update the information in this Presentation. This Presentation contains descriptions of certain key business partnerships with noco - noco. These descriptions are based on noc o - noco management team’s discussions with such counterparties and the latest available information and estimates as of the date of this Presentation. In certain case, suc h descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of this Presentation . A dditional agreements with other key business partnerships may permit the counterparty to reduce or cancel any orders with noco - noco. As a result, the descriptions of key bus iness partners of noco - noco are subject to change.

3. **Forward Looking Statements**

Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity (including without limitation noco-noco's ability to grow market share in its existing markets or any new markets it may enter, noco-noco's ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows, and noco-noco's ability to successfully execute on acquisitions, integrate acquired businesses and to realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition); (2) references with respect to the projected future financial performance of noco-noco (including without limitation noco-noco's success in monetizing its technologies); (3) changes in the market for noco-noco's services, and expansion plans and opportunities; (4) the projected technological developments of noco-noco (including without limitation noco-noco's continued access to certain licensed technologies and noco-noco's success in collaborating with its third party research and development partners), (5) anticipated short- and long-term customer benefits; (6) current and future potential commercial and customer relationships; and (7) the ability to manufacture efficiently at scale. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of noco-noco's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of noco-noco, PubCo and PNAC. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder, shareholders or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to noco-noco; noco-noco's ability to successfully and timely develop and expand its technology and products; competition (including without limitation in Singapore, Australia, and Papua New Guinea); noco-noco's ability to purchase sufficient supply of critical components incorporated into its product offerings; demand for noco-noco's current and future offerings; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents that are filed, or to be filed, by PNAC and PubCo with the U.S. Securities and Exchange Commission (the "SEC"). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PNAC, PubCo nor noco-noco presently know or that PNAC, PubCo and noco-noco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect PNAC's, PubCo's and noco-noco's expectations, plans or forecasts of future events and views as of the date of this Presentation. PNAC, PubCo and noco-noco anticipate that subsequent events and developments will cause their respective assessments to change. However, while PNAC, PubCo and noco-noco may elect to update these forward-looking statements at some point in the future, PNAC, PubCo and noco-noco specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of PubCo's, PNAC's and noco-noco's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

4. **Trademarks**

PNAC, PubCo and noco-noco own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with PubCo, PNAC or noco-noco, or an endorsement or sponsorship by or of PubCo, PNAC or noco-noco. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that PubCo, PNAC, noco-noco, or the any third-party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

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5. **Important Information for Investors and Stockholders**
The Potential Business Combination will be submitted to stockholders of PNAC for their consideration. PubCo, PNAC and noco-noco will prepare a registration statement on Form F-4 (the "Registration Statement") to be filed with the SEC, which will include preliminary and definitive proxy statements to be distributed to PNAC's stockholders in connection with PNAC's solicitation for proxies for the vote by PNAC's shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to noco-noco's shareholders in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, PNAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Potential Business Combination. PNAC's stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with PNAC's solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about PubCo, PNAC, noco-noco and the Potential Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC, without charge, at the SEC's website located at www.sec.gov.

   PNAC and noco-noco and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC's shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Potential Business Combination of PNAC's directors and officers in the filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PNAC's shareholders in connection with the Potential Business Combination will be set forth in the proxy statement/prospectus for the Potential Business Combination. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

   This Presentation is not a substitute for the registration statement or for any other document that PNAC may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov.
   INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

6. **Financial Information.** The noco-noco financial information and data contained in this Presentation may include unaudited information and thus not conform to SEC requirements (including Regulation S-X). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement or prospectus to be filed by PubCo, PNAC or noco-noco with the SEC.

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Copyright © noconoco Pte. Ltd. All Rights Reserved. The root of environmental problems Economic system of mass production and over consumption Rapid electrification boosts Lithium - Ion Batteries (LIB) demand, but overlooking the impact of extensive lithium mining, short - lived batteries, and carbon - intensive manufacturing continues to contribute to critical sustainability issues.

Lithium-ion batteries: Life-cycle stages


1st LIFE
Original purpose for which a battery was produced
For e.g. electric vehicles
END OF LIFE
Batteries depleted of all usable charge value and can be recycled
2nd LIFE
Extended value though repurposing retired batteries
For e.g. Stationary Energy Storage Systems (ESS)

At the end of 1st life (e.g., in EVs), LIBs may have **~80%** of usable energy capacity remaining

There are still significant 2nd life capabilities for stationary energy storage applications

Source: https://afdc.energy.gov/files/u/publication/battery_second_life_faq.pdf

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Potential benefits of battery 2nd life use

- ✓ **Increase total lifetime value** of the battery
- ✓ **Share costs** among 1st & 2nd users
- ✓ **Reduce GHG emissions** by extending adoption
- ✓ **Improve the reliability, efficiency, and cleanliness** of **the grid** by advancing the deployment of grid-connected storage
- ✓ **Create a more sustainable circular economy** in how energy is stored and used

Source:
https://www.nrel.gov/transportation/battery-second-use.html

Environmental impacts of recycling LIBs after 2nd life use:
(vs after 1st life use)

8-17% Reduced Carbon Footprint

2-6% Less Energy Needed

Source:
https://www.science.org/doi/10.1126/sciadv.abi7633

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SUSTAINABLE

SOLUTIONS

1

Enhanced Battery Technologies

- ✓ Longevity
- ✓ Performance
- ✓ Reliability

2

Smart Battery Services

- ✓ Interconnected
- ✓ Energy Optimization
- ✓ Data Services

3

Leasing Solutions

- ✓ EV Leasing
- ✓ Towards Carbon-neutral Leases
- ✓ Upcycling – 2nd Life Use

4

Carbon Credits

- ✓ Environment and Social
- ✓ Carbon Sequestration

Pilot/Prototype stage   Development stage

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11 Copyright © noconoco Pte. Ltd. All Rights Reserved. Our battery technology Multi - layer Separator 3 - dimensional macroporous separator successfully developed and tested on normal sized battery The separator is an essential component in all LIB, Solid Electrolyte Batteries (SEB), and Lithium Metal Batteries (LMB) to prevent short circuits

12 Copyright © noconoco Pte. Ltd. All Rights Reserved. Separator production method

13 Copyright © noconoco Pte. Ltd. All Rights Reserved. Our battery technology Increased C - rates • High C - rates without damaging or shortening lifespan of battery • Suited for a ir mobility (commercial and military drones) Long Lifespan for 1 st & 2 nd Life Use • Doubles number of battery charging cycles Reliability • Reduces the formation of dendrites (cause short circuits) • Nail penetration t est for thermal stability and reliability * Results provided under lab testing conditions Use in High Temperature Environments • X - SEPA Œ combined with our h igh temperature - resistant electrolyte is expected to achieve charge - discharge cycle life of approx. 9,000 cycles when end - of - life is set at 60% capacity retention

14 Copyright © noconoco Pte. Ltd. All Rights Reserved. Extended lifespan (charge cycles) ■： 3DOM Separator ●： Conventional separator Enabling 1 st life (EV) and 2 nd life use (ESS) Capacity retention 3,300 7,300 Cycles ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ 100% 80% 60% 0% ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ 1 st life 2 nd life 2 nd life 1 st life Testing conditions: 25 o Celsius, @1C

15 Copyright © noconoco Pte. Ltd. All Rights Reserved. Our battery technology Increased C - rates • High C - rates without damaging or shortening lifespan of battery • Suited for a ir mobility (commercial and military drones) Long Lifespan for 1 st & 2 nd Life Use • Doubles number of battery charging cycles Reliability • Reduces the formation of dendrites (cause short circuits) • Nail p enetration t est for thermal stability and reliability * Results provided under lab testing conditions Use in High Temperature Environments • X - SEPA Œ combined with our high temperature - resistant electrolyte is expected to achieve charge - discharge cycle life of approx. 9,000 cycles when end - of - life is set at 60% capacity retention

16 Copyright © noconoco Pte. Ltd. All Rights Reserved. Nail penetration testing is one of the main measurements of battery safety recognized by the Department of Energy USA Reliable battery technology

17 Copyright © noconoco Pte. Ltd. All Rights Reserved. Our battery technology Increased C - rates • High C - rates without damaging or shortening lifespan of battery • Suited for a ir mobility (commercial and military drones) Long Lifespan for 1 st & 2 nd Life Use • Doubles number of battery charging cycles Reliability • Reduces the formation of dendrites (cause short circuits) • Nail penetration t est for thermal stability and reliability * Results provided under lab testing conditions Use in High Temperature Environments • X - SEPA Œ combined with our h igh temperature - resistant electrolyte is expected to achieve charge - discharge cycle life of approx. 9,000 cycles when end - of - life is set at 60% capacity retention

18 Copyright © noconoco Pte. Ltd. All Rights Reserved. X - SEPA æ 7,300 3,300 No. of cycles at 60 % capacity 25 o C 3,600 1,450 No. of cycles at 60 % capacity 45 o C Level 2 Level 4 Hazard classification by EUCAR* Increased C - rates Comparing our batteries (equipped with X - SEPA Œ developed by 3DOM Alliance) with conventional batteries in the market today Conventional Us Long - lasting , high - performing , and highly reliable batteries suited for optimized 1 st life use and efficient 2 nd life use * EUCAR European Council for Automotive R&D

19 Copyright © noconoco Pte. Ltd. All Rights Reserved. Our battery technology Increased C - rates • High C - rates without damaging or shortening lifespan of battery • Suited for a ir mobility (commercial and military drones) Long Lifespan for 1 st and 2 nd Life Use • Doubles number of battery charging cycles Reliability • Reduces the formation of dendrites (cause short circuits) • Nail penetration t est for thermal stability and reliability * Results provided under lab testing conditions Use in High Temperature Environments • X - SEPA Œ combined with our high temperature - resistant electrolyte is expected to achieve charge - discharge cycle life of approx. 9,000 cycles when end - of - life is set at 60% capacity retention

20 Copyright © noconoco Pte. Ltd. All Rights Reserved. Excerpt from our press release www.noco - noco.com Source : https://noco - noco.com/lithium - ion - battery - using - 3dom - alliances - x - sepa - achieves - extended - lifespan - under - high - temperature - conditions - exceeding - conventional - battery - lifespan - at - normal - temperature/ Performance in high - temperature environments

SUSTAINABLE

SOLUTIONS

1 Enhanced Battery Technologies

- ✓ Longevity
- ✓ Performance
- ✓ Reliability

2 Smart Battery Services

- ✓ Interconnected
- ✓ Energy Optimization
- ✓ Data Services

3 Leasing Solutions

- ✓ EV Leasing
- ✓ Towards Carbon-neutral Leases
- ✓ Upcycling – 2nd Life Use

4 Carbon Credits

- ✓ Environment and Social
- ✓ Carbon Sequestration

Pilot/Prototype stage | Development stage

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22 Copyright © noconoco Pte. Ltd. All Rights Reserved. Smart batteries for interconnected intelligence Interconnected battery networks for analyzing and processing battery data to eventually provide data services EVs running on batteries fitted with IoT devices that utilize a ‘mesh network’ to optimize energy usage and improve overall battery lifespan Currently under development, we plan to l everage our in - house battery management system (“BMS”) integrated with data process and mesh networking technologies to optimize energy usage of our battery products and to develop intelligent batteries . "

SUSTAINABLE

SOLUTIONS

1 Enhanced Battery Technologies

- ✓ Longevity
- ✓ Performance
- ✓ Reliability

2 Smart Battery Services

- ✓ Interconnected
- ✓ Energy Optimization
- ✓ Data Services

3 Leasing Solutions

- ✓ EV Leasing
- ✓ Towards Carbon-neutral Leases
- ✓ Upcycling – 2nd Life Use

4 Carbon Credits

- ✓ Environment and Social
- ✓ Carbon Sequestration

Pilot/Prototype stage | Development stage

Copyright© noconoco Pte. Ltd. All Rights Reserved.

23

24 Copyright © noconoco Pte. Ltd. All Rights Reserved. Our offerings We are an early - stage decarbonized energy solutions provider , with the technology and the IP to accelerate the global transformation to a carbon - neutral economy Aim to offer carbon - neutral Aim to develop , use, and trade Aim to provide Aim to form a valuable 1 2 3 4 to the commercial transportation industry battery and EV leasing services leasing of ESS for renewable power plants, power - grid stabilisation , and backup power smart battery infrastructure for collation of battery use data, data processing to optimize energy usage and battery life Batteries will be produced and owned by noco - noco carbon credits to further sustainability transitions

25 Copyright © noconoco Pte. Ltd. All Rights Reserved. Carbon - neutral battery and EV leasing service (B2B) A patented business model (an illustration) Battery leasing or BaaS Carbon credits* earned from EV charging are applied back to reduce C - footprint of lease lifecycle ( *depends on jurisdictions) + Business alliances Partnerships BaaS Australia Leasing services to fleet operators and/or EV leasing noco - noco batteries EV partners / charging stations Repurposed for 2 nd life CC Lease aggregation for securitization Intelligent battery networks (to be deployed) for data services Grid & residential ESS Recycled @ EOL

26 Copyright © noconoco Pte. Ltd. All Rights Reserved. Where we are now Future leasing projects MOU aiming to establish a joint venture in the Philippines for the purpose of carrying out a carbon - abated bus leasing business with EV Dynamics’ existing and new clients MOU moving on to advanced discussion with Assemblepoint aiming for a business alliance to promote the decarbonization of transportation in the Philippines

SUSTAINABLE

SOLUTIONS

1

Enhanced Battery Technologies

- ✓ Longevity
- ✓ Performance
- ✓ Reliability

2

Smart Battery Services

- ✓ Interconnected
- ✓ Energy Optimization
- ✓ Data Services

3

Leasing Solutions

- ✓ EV Leasing
- ✓ Towards Carbon-neutral Leases
- ✓ Upcycling – 2nd Life Use

4

Carbon Credits

- ✓ Environment and Social
- ✓ Carbon Sequestration

Pilot/Prototype stage Development stage

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28 Copyright © noconoco Pte. Ltd. All Rights Reserved. noco - noco Australia : Carbon abatement management b usiness Papua New Guinea Over 30 carbon abatement projects; Est ~159 m tons PNG carbon credits being developed Australia 6 carbon abatement projects; Est ~1.4m Australian Compliance Credits being developed Fiji Philippines Indonesia Future Carbon abatement projects 851.0 1,380.3 2,160.6 3,275.1 4,790.2 6,730.1 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2026E 2023E 2025E 2021 2022E 2024E Market Projections for Carbon Credits Source: Frost & Sullivan USD Billion o Carbon credit development o Sale and trading of carbon credits o Applying carbon credits to our batteries and EV leasing business Projects under development

29 Copyright © noconoco Pte. Ltd. All Rights Reserved. Management Director Teo Lai Wah Timothy Director Jean - François Minier Director Heizo Takenaka Mr . Takenaka is a retired politician and current Professor Emeritus at Keio University with a PhD in Economics . He previously served as Minister of State for various departments and holds several advisory and directorial positions . Mr . Teo is an experienced professional in risk management, having held senior positions in a top investment bank and other investment organizations . He currently serves as chairman of the Audit and Risk Committee of GuocoLand Ltd and as an independent director of several organizations, including School of the Arts and Pilgrim Asia Pte Ltd . Director and CEO Masataka Matsumura CFO Yoshinori Kurahashi Mr . Matsumura has e extensive entrepreneurial experience in design and branding . He was the creative director of a design and fashion brand company and was previously the representative director and the president of a Japanese fashion brand . Mr . Matsumura graduated from the American Intercontinental University London . Mr . Minier has approximately 30 years of experience in finance and strategic advisory . He's held management positions at various financial institutions and currently serves as Regional Director, APAC at Audere International and an Independent Director of Denki Kogyo in Japan . Mr . Kurahashi is a certified public accountant in Japan . He worked on accounting audit and internal control audit at Ernst & Young for 16 years . He graduated from the Waseda University Faculty of Commerce, Japan .

30 Copyright © noconoco Pte. Ltd. All Rights Reserved. Market potential Japan Thailand, Philippines, Singapore, Indonesia Australia EV and ESS projects Carbon credit projects Targeted markets for battery - based and carbon credits services India Papua New Guinea

31 Copyright © noconoco Pte. Ltd. All Rights Reserved. Global E2W / E4W leasing industry (Electric 2 - & 4 - wheeler) • E2W manufacturers may source lithium - ion batteries from leasing companies to save costs and gain benefits like faster time - to - market and improved production efficiency • This trend will boost the growth of the carbon - free leasing industry along with the E2W industry • The global E4W industry is growing despite supply chain disruptions, thanks to advancements in lithium - ion technology • Commercial E4Ws are driving this growth, as fleet management companies opt for leasing to reduce initial investment and improve return on capital • As customers recognize the benefits of carbon - free leasing programs, including lower vehicle costs and environmental benefits, the carbon - free leasing industry is also set to grow exponentially Market Size of Global E2W Industry by Sales Volume , 2021 - 2026E * Market Size of Global E4W Industry by Sales Volume, 2021 - 2026E * Source: Frost & Sullivan

Global ESS leasing industry



GWh
CAGR2021-2026E
Energy Generation 78.2%
Energy Transmission 55.9%
Energy Generation and Transmission Side 75.4%
300
250
200
150
100
50
0
16.4
2.6
13.8
40.1
32.4
7.7
74.6
63.7
10.9
126.1
112.8
13.3
182.0
164.3
17.7
271.2
247.4
23.8
2021
2022E
2023E
2024E
2025E
2026E

Market Size of Global ESS Battery Industry by Newly Installed Capacity on Energy Generation and Transmission Side, 2021-2026E*



GWh
CAGR2021-2026E
Commercial & Industrial 96.0%
Residential 101.9%
Energy User Side 98.6%
250
200
150
100
50
0
7.7
4.3
3.4
28.6
18.6
9.9
56.7
20.8
35.9
96.2
38.0
58.2
153.6
67.7
85.9
239.2
113.9
125.3
2021
2022E
2023E
2024E
2025E
2026E

Market Size of Global ESS Battery Industry by Newly Installed Capacity on Energy User Side, 2021-2026E*

* Source: Frost & Sullivan

- ESS batteries are divided into two categories based on where energy is stored and its intended consumer: the energy generation & transmission side and the energy user side
- Currently, the energy generation side dominates the market with over 80% market share and 13.8GWh newly installed in 2021
- The energy generation/transmission side is expected to see significant growth, reaching 271.2GWh by 2026 with a CAGR of 75.4% from 2021, making up 91.2% of the total market share

- The ESS battery industry on the user side has two segments: residential and commercial/industrial (C&I)
- In 2021, newly installed capacity for energy user ESS batteries reached 7.7GWh. It's expected to reach 239.2GWh by 2026, with a CAGR of 98.6% from 2021
- The carbon-free ESS battery leasing industry is still new, but with cost reductions by the cascade usage of EV batteries, it's set to grow alongside the ESS battery industry as a cheaper and more environmentally friendly option

Copyright© noconoco Pte. Ltd. All Rights Reserved.
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33 Copyright © noconoco Pte. Ltd. All Rights Reserved. Financial statements NOCO - NOCO PTE. LTD BALANCE SHEETS (Amounts expressed in US dollars (“$”) except for numbers of shares) As of December 31, 2022 As of June 30, 2022 ASSETS Current assets 517,075 183,889 Non - current assets 320,423 55,532 Total assets $ 837,498 $ 239,421 LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY Current liabilities 1,877,603 1,024,244 Non - current liabilities 124,918 - Total liabilities $ 2,002,521 $ 1,024,244 Shareholders’ deficit Total shareholders’ deficit $ (1,165,023) $ (784,823) Total liabilities and shareholder’s deficit $ 837,498 $ 239,421 NOCO - NOCO PTE. LTD STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Amounts expressed in US dollars (“$”) except for numbers of shares) For the six months ended December 31, 2022 (unaudited) For the year ended June 30, 2022 Operating expenses: Research and development - 137,412 Selling, general and administrative expenses 1,189,696 951,239 Total operating expenses 1,189,696 1,088,651 Total other income 35,045 11,828 Net loss $ 1,154,651 $ 1,076,823

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